BGC Group, Inc.

499 Park Avenue

New York, New York 10022

August 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Dana Brown
Office of Crypto Assets

Re:	BGC Group, Inc. -- Registration Statement on Form S-4
(File No. 333-289500) (the “Registration Statement”)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Group, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effectiveness of the Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on Tuesday, August 26, 2025, or as soon as practicable thereafter.

Please contact Leland S. Benton or Howard A. Kenny of Morgan, Lewis & Bockius LLP at (202) 739-5091 or (212) 309-6843, respectively, or leland.benton@morganlewis.com or howard.kenny@morganlewis.com, respectively, with any questions you may have concerning this request.  In addition, please notify Mr. Benton or Mr. Kenny when this request for acceleration has been granted.

The Registrant hereby authorizes Mr. Benton or Mr. Kenny to orally modify or withdraw this request for acceleration.

BGC GROUP, Inc.

By:	/s/ Jason W. Hauf
	Name:	Jason W. Hauf
	Title:	Chief Financial Officer

cc:	Leland S. Benton, Esq. (Morgan, Lewis & Bockius LLP)
Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)

[Acceleration request for Form S-4 respecting Exchange Offer of 6.150% Senior Notes due 2030]